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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/01
MM/DD/YY

A. REGISTRANT IDENTIFICATION



MAR 0 1 2002

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

AB FINANCIAL L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

401 South LaSalle Street, Suite 1200
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Madaline R. Kiedysz **(312) 786-5306**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Madaline R. Kiedysz**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statement and supporting schedules pertaining to the firm of **AB Financial L.L.C.** as of **December 31, 2001** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Madaline R. Kiedysz
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

25th day of February, 2002


OFFICIAL SEAL
PHILIP C RYAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/20/04

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**


RECEIVED
MAR 0 1 2002
143
WASH., D.C.

AB FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10 UNDER THE COMMODITY EXCHANGE ACT

as of December 31, 2001

AVIALABLE FOR INSPECTION

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT

To the Members of
AB Financial L.L.C.

We have audited the accompanying consolidated statement of financial condition of AB Financial L.L.C. as of December 31, 2001 that you are filing pursuant to Rule17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of AB Financial L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 19, 2002

AB FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

ASSETS

Cash	$ 378,199
Receivable from futures commission merchant	10,416
Receivable from clearing organization	6,255
U.S. Treasury securities on deposit with futures commission merchant, at market	24,892
Securities owned, at market	
Stocks	54,693,718
Options	13,361,550
Exchange memberships, at cost (market value $370,000)	385,000
Furniture and equipment, at cost (net of accumulated depreciation and amortization of $20,123)	13,145
Other assets	2,056,185
	$ 70,929,360

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Payable to broker-dealer	$ 14,147,236
Securities sold, not yet purchased, at market	
Stocks	23,066,978
Options	9,817,905
Accounts payable and accrued expenses	396,976
	47,429,095
Minority Interests	1,019,931
Members' Equity	22,480,334
	$ 70,929,360

See accompanying notes.

AB FINANCIAL L.L.C.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
as of December 31, 2001

1. Description of Business and Principles of Consolidation

AB Financial L.L.C. ("AB"), a Delaware limited liability company, is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Chicago Board Options Exchange ("CBOE"). AB is also a registered futures commission merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. AB engages primarily in the proprietary trading of exchange-traded equity securities, options and futures.

AB is a majority member of Blackhawk Financial L.L.C. ("Blackhawk"). Blackhawk is an Illinois limited liability company which trades securities, options and futures for its own account. Blackhawk is a registered securities broker-dealer with the SEC and is a member of the CBOE. The consolidated financial statements include the accounts of AB and Blackhawk (collectively the "Company"). All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying consolidated financial statements is set forth below:

Income Recognition

Securities transactions are being recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions. Gains and losses on unsettled futures contracts are included in income. Prior to July 1, 2001, AB recognized commission revenue from futures and options on futures contracts on a half-turn basis.

Depreciation and Amortization

Furniture and equipment are depreciated over the estimated useful lives of the assets using the straight-line method.

Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Segregated Assets

Under the Commodity Exchange Act, at December 31, 2001, segregated assets included in the consolidated statement of financial condition and in the statement of segregation requirements and funds in segregation are as follows:

Receivables from brokers, dealers and clearing organizations	$	7,815
Total segregated assets included in the Consolidated Statement of Financial Condition		7,815
Value of open long futures options contracts		48,750
Total segregated assets per the Statement of Segregation Requirements and Funds in Segregation	$	56,565

4. Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

5. Trading Activities

The Company trades equity securities and derivatives, which include equity options, index options, futures contracts and options on futures contracts.

All derivatives are held for trading purposes. The market value of derivatives represents unrealized gains and losses on open futures contracts and long and short equity, index and futures options at market value.

		December 31, 2001		Average During 2001
Equity & index options assets	$	13,361,550	$	44,701,670
Equity & index options liabilities		9,817,905		44,821,077
Futures liabilities		142,306		1,613,322

6. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 and CFTC Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, 2% of aggregate debit balances arising from customer transactions, as defined, or 4% of amounts required to be segregated under Regulation 1.17 of the Commodity Exchange Act. At December 31, 2000, the Company had net capital and net capital requirements of $8,275,378 and $250,000, respectively, and had no customer accounts, as defined by SEC Rule 15c3-3.

7. Clearing Operations and Agreement

On June 29, 2001 AB sold its securities and futures clearing operations to PAX Clearing Corporation ("PAX") (See Note 6). AB is no longer a clearing member of any exchange. Terminations have been filed with CBOE, NASD and the CME. All assets and liabilities relating to the clearing business were purchased by PAX.

On July 1, 2001, AB entered into a Joint Back Office ("JBO") clearing agreement with PAX. The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, AB has invested $50,000 in the preferred shares of PAX. AB's investment in PAX is reflected in other assets in the consolidated statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that AB maintain a minimum net liquidating equity of $1 million with PAX, exclusive of its preferred stock investment.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk which include exchange-traded equity and index options and short stocks.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

In management's opinion, the market risk is substantially diminished when all financial instruments, including stocks owned and sold, not yet purchased, are aggregated.

At December 31, 2001, a significant credit concentration consisted of approximately $21 million, representing the market value of the Company's trading accounts carried by its clearing broker, PAX Clearing Corporation. Management does not consider any credit risk associated with this receivable to be significant.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 22,480,334	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 22,480,334	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 22,480,334	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 3,402,698	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (3,402,698)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 19,077,636	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants		$ 10,802,258	[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities			[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$ (10,802,258)	[3740]
10.	Net Capital				$ 8,275,378 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A) (Unconsolidated):

Exchange membership	$ 385,000
Investment in subsidiaries	1,498,873
Other assets	1,518,825
	$ 3,402,698

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$	[3760]
14.	Excess net capital (line 10 less 13)			$	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)				[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 250,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 250,000	[3760]
25.	Excess net capital (line 10 less 24)	$ 8,025,378	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	-	[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.**	**as of December 31, 2001**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Amounts required to be segregated or set aside in separate accounts for customers pursuant to CEAct and regulations						
	i. U.S futures & options	$ 48,750	[7400]				
	ii. Dealer options		[7410]				
	iii. Foreign futures & options		[7420]				
	iv. Subtotal			$ 48,750	[7430]		
B.	Deductions for open long U.S. and foreign options in customers' account						
	i. Value of long options included in line A	48,750	[7440]				
	ii. With respect to each option customer, the amount of long values included in line B.i. which exceeds the net liquidating equity in that option customers' account	(48,750)	[7450]				
	iii. Net deduction for open long customer *options*			-	[7460]		
C.	Amount subject to 4% net capital factor (Item 7430 less item 7460)			$ 48,750	[7470]		
D.	Enter 4% of line C			$ 1,950	[7480]		
E.	Minimum CFTC Net Capital Requirement Enter the greater of line D or $50,000 (See Below)					$ 50,000	[7490]

Note: If amount on Line E (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			-	[7010]
B. Securities (at market)			-	[7020]
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			-	[7030]
3. Exchange traded options				
A. Market value of open option contracts purchased on a contract market			$ 48,750	[7032]
B. Market value of open option contracts granted (sold) on a contract market			-	[7033]
4. Net equity (deficit) (add lines 1, 2 and 3)			48,750	[7040]
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	-	[7045]		
Less: amount offset against U.S. Treasury obligations Owned by particular customers	-	[7047]	-	[7050]
6. Amount required to be segregated (add lines 4 and 5)			$ 48,750	[7060]

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash	-	[7070]
B. Securities representing investments of customers' funds (at market)		[7080]
C. Securities held for particular customers or option customers in lieu of cash (at market)	-	[7090]
8. Margins on deposit with clearing organizations of contract markets		
A. Cash	-	[7100]
B. Securities representing investments of customers' funds (at market)		[7110]
C. Securities held for particular customers or option customers in lieu of cash (at market)	-	[7120]
9. Net settlement from (to) clearing organizations of contract markets	-	[7130]
10. Exchange traded options		
A. Value of open long option contracts	$ 48,750	[7132]
B. Value of open short option contracts	-	[7133]
11. Net equities with other FCMs		
A. Net liquidating equity	7,815	[7140]
B. Securities representing investments of customers' funds (at market)		[7160]
C. Securities held for particular customers or option customers in lieu of cash (at market)		[7170]
12. Segregated funds on hand (describe: ____________)		[7150]
13. Total amount in segregation (add lines 7 through 12)	56,565	[7180]
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 7,815	[7190]

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

Item				Amount	Code
1. Amount required to be segregated in accordance with Commission regulation 32.6				$ -0-	7200
2. Funds in segregated accounts					
A. Cash	$	7210			
B. Securities (at market)		7220			
C. Total					7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)				$ -0-	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[ ] [7300] Secured amounts in only U.S. - domiciled customers' accounts

[ ] [7310] Secured amounts in U.S. and foreign-domiciled customers' accounts

[ ] [7320] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] [7330] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes [7340] If yes, explain the change below.

[X] No [7350]

1. Amount to be set aside in separate section 30.7 accounts	$	-0-	7360
2. Total funds in separate section 30.7 accounts		-0-	7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$	-0-	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **AB FINANCIAL L.L.C.** as of **December 31, 2001**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	[7500]	
B. Other banks designated by the Commission Name(s): ______ [7510]	[7520]	$ [7530]
2. Securities		
A. In safekeeping with banks located in the United States	[7540]	
B. In safekeeping with other banks designated by the Commission Name(s): ______ [7550]	[7560]	[7570]
3. Equities with registered futures commission merchants		
A. Cash	[7580]	
B. Securities	[7590]	
C. Unrealized gain (loss) on open futures contracts	[7600]	
D. Value of long option contracts	[7610]	
E. Value of short option contracts	( )[7615]	[7620]
4. Amounts held by clearing organization of foreign boards of trade Name(s): ______ [7630]		
A. Cash	7640]	
B. Securities	[7650]	
C. Amount due to (from) clearing organization - daily variation	[7660]	
D. Value of long option contracts	[7670]	
E. Value of short option contracts	( )[7675]	[7680]
5. Amounts held by members of foreign boards of trade Name(s): ______ [7690]		
A. Cash	[7700]	
B. Securities	[7710]	
C. Unrealized gain (loss) an open futures contracts	[7720]	
D. Value of long option contracts	[7730]	
E. Value of short option contracts	( )[5775]	[7740]
6. Amounts with other depositories designated by a foreign board of trade Name(s): ______ [7750]		[7760]
7. Segregated funds on hand (described: ______)		[7765]
8. Total funds in separate section 30.7 accounts (to page 13, line 2)		$ -0- [7770]

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

AB FINANCIAL L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

AB FINANCIAL L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2001

The Company did not handle any customer cash or securities during the year ended December 31, 2001 and does not have any customer accounts.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
AB Financial L.L.C.

In planning and performing our audit of the statement of financial condition of AB Financial L.L.C. (the "Company") as of December 31, 2001, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by rule 15c3-3

In addition, as required by Regulation 1.16(d) of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, that we considered relevant to the objectives stated in Regulation 1.16(d), in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and (3) daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principals. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16(d) of the CFTC and should not be used for any other purpose.



Chicago, Illinois
February 19, 2002